UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42762

Dreamland Limited

Office No. 5, 17/F., Peakcastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

NASDAQ Notification Regarding Minimum Bid Price Deficiency

On November 26, 2025, Dreamland Limited (“Company”) the Company received a letter (the “Min Bid Price Letter”) from the staff at Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s class A ordinary shares was below $1 per share for the last 30 consecutive business days. The Min Bid Price Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s class A ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until May 26, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the Minimum Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period, provided that on the 180th day of the Compliance Period, it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the extended compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), the Company’s class A ordinary shares will be subject to delisting.

The Company is monitoring the closing bid price of its class A ordinary shares and evaluating options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement.

The Company issued a press release on this development on November 28, 2025, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited

Date: November 28, 2025	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated November 28, 2025

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